EXHIBIT 99.1

Top Ships Announces Increase From Previously Announced Management Estimate of Net Asset Value to $344 Million and Contracted Revenue Backlog of $400 Million

ATHENS, Greece, Dec. 12, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ:TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that after taking into account the most recent charter free vessel value estimates from a third party international broker, debt outstanding and cash, management estimates the Company’s net asset value (“NAV”) as of December 12, 2023 to be $344 million, increased from the previously-announced estimate of $285 million as of June 30, 2023. This translates into a NAV of $74.36 per common share (based on number of common shares currently outstanding) and $61.15 per common share on a fully diluted basis (assuming exercise of all the 1,488,478 outstanding warrants for cash).

Additionally, the Company announced today that following the latest charter fixtures of its two VLCCs, and after taking into account the maximum duration of the firm period of all charters, the previously-announced gross revenue backlog for the firm time charter period, including 50% of the Company’s JV vessels, as of June 30, 2023, has increased to $400 million.

The Company further announced that its Board of Directors is currently considering and reviewing the adoption of shareholder friendly measures, potentially including a share buyback plan.

The Company’s CEO said:

“As per yesterday’s market close, we are trading at a 71% discount to our current estimate of the fully-diluted Net Asset Value of the Company.

Top Ships has one of the most modern tanker fleets in the industry, with an average age of about three years, consisting of state-of-the-art vessels equipped with the latest eco-friendly and fuel-efficient specifications and features. Our time charters with high quality customers have been generating positive cashflow and income for the past two years and we expect that we will continue in the same way for 2023 and onwards.

The contracted revenue backlog of about $400 million is about 5 times the revenues for the entire year of 2022 and about 1.9 times our debt as presented on our balance sheet, net of cash, on June 30, 2023.

The Company’s charter coverage currently stands as follows:

Year	Operating fleet
2023	100%
2024	87%
2025	76%
2026	100%
2027	59%
2028	27%
2029 to 2037	17%

”

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including but not limited to statements regarding the Company’s net asset value and contracted revenue backlog.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org